Exhibit 99.1

NEWS RELEASE

Gunnison Copper and Nuton, a Rio Tinto Venture, to Receive US$13.9 Million in Tax Credits to Expand Made In America Copper Production at Johnson Camp

January 16, 2025

Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS) (“Gunnison”) and Rio Tinto venture Nuton LLC have been selected to receive US$13.9 million in tax credits (the “48C tax credit”) under the Qualifying Advanced Energy Project Credit Program (the “48C program”) to expand production of Made in America copper, which is designated a Critical Material for Energy, from its Johnson Camp Mine in Southern Arizona.

The competitive process for funding was managed by the U.S. Department of Energy as advisor to the Internal Revenue Service (“IRS”), which selected recipients based on an extensive review of each project. “We are honored to receive this significant support from the Department of Energy and the IRS,” said Stephen Twyerould, CEO of Gunnison Copper. “This tax credit will allow us to produce significant quantities of copper metal domestically in the United States to directly supply American production in a variety of critical industries such as energy and defense.”

Gunnison1 is expanding the Johnson Camp Mine, which is under construction, with first copper production expected in mid-2025. The asset is fully funded by Nuton LLC, a Rio Tinto venture, with a production capacity of up to 25 million pounds of finished copper cathode annually.

“The goal of 48C is to support projects that achieve a cleaner and more sustainable energy future. At Nuton, our ambition is to redefine how copper is produced by applying nature-based technologies that achieve more positive social, economic and environmental outcomes,” said Adam Burley, CEO of Nuton. “Our first industrial-scale deployment of the Nuton technology at Johnson Camp is a major step on the journey to achieving that ambition.”

“I am very pleased with the government support for this project.” said Fred DuVal, Chairman of Gunnison Copper. “We remain committed to providing good jobs, paying prevailing wages, for Cochise County residents and to developing our partnership with Cochise College to implement an apprenticeship program for labor on behalf of Gunnison.”

The 48C tax credit is part of the US$10 billion in funding under the Inflation Reduction Act of 2022 (“IRA”) to intensify clean energy manufacturing and recycling, industrial decarbonization, and critical materials projects in the US. In March 2024, the IRS allocated $4 billion in 48C credits. In April 2024, the Department of the Treasury and the Internal Revenue Service, in partnership with DOE, announced up to $6 billion in a second round of tax credit allocations and Gunnison and Nuton applied for these credits for the Johnson Camp project. Under the IRA, a qualifying advanced energy project credit can either be monetized through its sale for cash or by using it to offset income tax liability. Realization of the full amount of this tax credit is subject to satisfaction of the requirements set forth in Section 48C of the Internal Revenue Code including certification of the operational and employment plans set out in the application. The tax partnership has a period of two years within which to satisfy the certification requirements and claim the tax credits.

The actual allocation of the 48C tax credits as between Gunnison and Nuton will be determined in a tax partnership agreement that will be entered into between the parties. Final details will be confirmed in a subsequent press release.

1 Gunnison Copper Project Mineral Resources and PEA are reported by Gunnison Copper in accordance with NI 43-101. These are not reported by Rio Tinto under the JORC Code or the Listing Rules of the Australian Securities Exchange (ASX).

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a measured and indicated mineral resource containing over 831 million tons with a total copper grade of 0.31% (measured mineral resource of 191.3 million tons at 0.37% and indicated mineral resource of 640.2 million tons at 0.29%), and yielding robust economics including an NPV8% of $1.3Billion, IRR of 20.9%, and payback period of 4.1 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is under construction with first copper production expected in mid 2025, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include Strong and Harris, South Star, and eight other deposits.

For additional information on the Gunnison Project please refer to the Company’s technical report entitled “Gunnison Project NI 43-101 Technical Report Preliminary Economic Assessment” dated effective November 1, 2024 and available on SEDAR+ at www.sedarplus.ca.

Dr. Stephen Twyerould, Fellow of AUSIMM, President and CEO of the Company is a Qualified Person as defined by NI 43-101. Mr. Twyerould has reviewed and is responsible for the technical information contained in this news release.

For more information on Gunnison, please visit our website at www.GunnisonCopper.com

ABOUT NUTON

Nuton, a subsidiary of Rio Tinto, is an innovative venture focused on finding better ways to produce the copper the world needs with the smallest possible environmental footprint. At the core of Nuton is a portfolio of proprietary nature-based leaching technologies and capabilities that offer the potential to economically unlock copper through bio-heap leaching, including from primary sulfide resources, achieving market-leading recovery rates and increasing copper production at new and ongoing operations. One of the key differentiators of Nuton is our ambition to produce the world’s lowest carbon footprint copper while having at least one Positive Impact at each deployment site across five pillars: water, energy, land, materials and society.

To learn more about Nuton, visit https://nuton.tech/

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For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Shawn Westcott

T: 604.365.6681

E: info@GunnisonCopper.com

www.GunnisonCopper.com

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) future production and production capacity from the Company’s mineral projects; (v) the results of the preliminary economic assessment on the Gunnison Project; (vi) the exploration and development of the Company’s mineral projects; (vii) the satisfaction of final conditions and receipt of 48C tax credits; (viii) the direct supply of American production in a variety of critical industries such as energy and defense.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the allocation of the 48C tax credits between the Company and Nuton, the satisfaction of the requirements set forth in Section 48C of the Internal Revenue Code, the estimation of mineral resources, the realization of resource and reserve estimates, , copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, the failure to satisfy the requirements set forth in Section 48C of the Internal Revenue Code, 100% of the 48C tax credits may be allocated to repay capital expenditures for the Johnson Camp mine, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

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